Exhibit 3.31

CERTIFICATE OF INCORPORATION

OF

COMPRESSOR SYSTEMS, INC.

FIRST: Name. The name of the corporation is COMPRESSOR SYSTEMS, INC.

SECOND: Registered Office and Registered Agent. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: Purposes. The nature of the business of the Corporation and the objects and purposes and business thereof proposed to be transacted, promoted or carried on are as follows:

To engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

FOURTH: Authorized Stock. The total number of shares of stock that the Corporation shall have authority to issue is 1,000,000 shares of common stock of a par value of $.10 per share. All of such shares shall, upon issuance thereof, be fully paid and nonassessable.

FIFTH: Incorporator. The name and mailing address of the incorporator is:

Name	Address
Steven C. Lindgren	300 North Marienfeld Suite 700 Midland, Texas 79701

SIXTH: Initial Directors. The name and mailing addresses of the persons who are to serve as directors until the first annual meeting of stockholders or until their successors are duly elected and qualified are:

Name	Address
Johnny R. Warren	Post Office Box 60760 Midland, Texas 79711-0760

Carole V. Warren	Post Office Box 60760 Midland, Texas 79711-0760

J. Scott Matthews	Post Office Box 60760 Midland, Texas 79711-0760

SEVENTH: Duration. The Corporation is to have perpetual existence.

EIGHTH: Amendment of Bylaws. The Board of Directors shall have the power to enact, alter, amend and repeal bylaws not inconsistent with the General Corporation Law of the State of Delaware and this Certificate of Incorporation.

NINTH: Limitation of Certain Liability of Directors. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the preceding sentence, a director shall not be liable to the fullest extent permitted by any amendment to the General Corporation Law of the State of Delaware hereafter enacted that further limits the liability of a director. Any repeal or modification of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to any matter occurring or any cause of action, suit or proceeding that, but for this Article Ninth, would accrue or arise, prior to the time of such repeal or modification.

TENTH: Indemnification and Insurance.

A. Right to Indemnification. Each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, an employee benefit plan, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against expenses (including attorneys’ fees), judgments, fines (including any excise taxes assessed on a person with respect to an employee benefit plan) and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article Tenth. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

B. Non-Exclusivity of Rights. The indemnification and advancement of expenses provided by this Article Tenth shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in any other capacity while holding such office.

C. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employer or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have any power to indemnify him against such liability under the provisions of this Article Tenth or the General Corporation Law of the State of Delaware.

ELEVENTH: Amendment of Certificate of Incorporation. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly, have hereunto set my hand this 26th day of September, 1990.

/s/ Steven C. Lindgren
Steven C. Lindgren

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